UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-173275-01

Marina District Development Company, LLC

(Exact name of registrant as specified in its charter)

One Borgata Way, Atlantic City, NJ 08401 (609) 317-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantees of the 9 1/2% Senior Secured Notes due 2015 of Marina District Finance Company, Inc. Guarantees of the 9 7/8% Senior Secured Notes due 2018 of Marina District Finance Company, Inc.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 40

Pursuant to the requirements of the Securities Exchange Act of 1934, Marina District Development Company, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Marina District Development Company, LLC

Date:	December 14, 2012	By:	/s/ Josh Hirsberg
Josh Hirsberg, Principal Financial Officer and
Accounting Officer